AVINO SILVER & GOLD MINES LTD.
Suite 400-455 Granville Street
Vancouver, BC V6C 1T1
Phone (604) 682-3701
Fax (604) 682-3600

March 4, 2005

British Columbia Securities Commission
701 West Georgia Street
9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Avino Silver & Gold Mines Ltd.

The Notice of Meeting and Record date has been amended and is being re-submitted to reflect the meeting as being an Annual General and Special Meeting.

Yours truly,

AVINO SILVER & GOLD MINES LTD.

“Connie Lillico”

Connie Lillico
Corporate Secretary

Cc: Alberta Securities Commission
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